UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On April 26, 2013, Cencosud S.A. (“Cencosud” or the “Company”), pursuant to Chilean Law, issued a notice relating to the announcement of a dividend (an English translation of which is attached hereto as an exhibit).

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

[Summary English Translation]

CENCOSUD S.A.

Publicly-Held Corporation

REGISTERED ON THE SECURITIES REGISTRY NO. 743

DIVIDEND DISTRIBUTION

NOTICE PURSUANT TO ARTICLE 10 OF THE NEW REGULATION OF

CORPORATIONS

Santiago, Chile, April 26, 2013

In an ordinary shareholder meeting of Cencosud S.A. (the “Company”) that took place on April 26, 2013, it was agreed to distribute profits and make a distribution of a final dividend for a sum equivalent to Ch$20.59906 per share, amounting to a total sum of Ch$58,269,233,540, charged to the Company’s profits for the year ending December 31, 2012, which will be paid in cash to the shareholders, in proportion to their shares, on May 15, 2013, in accordance with the following alternatives:

(i)	By means of check or cash that need to be withdrawn in the offices of Sercor, located at El Golf 140, primer piso, las Condes, Santiago, from Monday through Friday between the hours of 9am and 5pm, after confirming identification of the shareholder.

(ii)	By check sent by certified mail to the address the Shareholder has registered with the Company, in the event the Shareholder had made a written request to Sercor, at least five days prior to the payment, or

(iii)	For deposit into a checking or savings account opened in the name of the Shareholder.

All checks will be issued electronically, thus avoiding any adulteration, and shareholders must sign a receipt expressing their conformity with the payment.

Shareholders who are title holders of shares, registered in the Shareholders Registry of the Company at midnight on the fifth business day prior to the payment date of the dividend, which is, May 9, 2013, shall be entitled to receive payment of this dividend.

For tax purposes, the dividend constitutes complimentary or supplementary income for taxpayers, depending on the domicile or residence of the shareholder. Respective tax credits will be reported promptly, if there are any.

GENERAL MANGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré
Name:	Daniel Rodríguez Cofré
Title:	General Manager

Date: May 1, 2013